Pricing Term Sheet dated January 28, 2009	Filed pursuant to Rule 433
Registration File No. 333-146720
Supplementing the Preliminary
Prospectus Supplements dated
January 27, 2009 and the
Prospectus dated October 15, 2007
Newmont Mining Corporation
Concurrent Offerings of
30 million shares of Common Stock, par value $1.60 per share
(the “Common Stock Offering”)
and
$450 million aggregate principal amount of 3.00% Convertible Senior Notes due 2012
(the “Convertible Notes Offering”)
This free writing prospectus relates only to the concurrent offerings of shares of Common Stock and 3.00% Convertible Senior Notes due 2012 and should be read together with (1) the preliminary prospectus supplement, dated January 27, 2009, relating to the Common Stock Offering, including the documents incorporated therein by reference, (2) the preliminary prospectus supplement, dated January 27, 2009, relating to the Convertible Notes Offering, including the documents incorporated therein by reference, and (3) the related base prospectus, dated October 15, 2007, each filed pursuant to Rule 424(b) under the Securities Act, Registration Statement No. 333-146720.

Issuer:	Newmont Mining Corporation, a Delaware corporation

Common stock symbol:	NEM
Common Stock Offering

Title of Securities:	Common Stock, par value $1.60 per share, of the Issuer.

Shares Issued:	30,000,000 (34,500,000 if the over-allotment option is exercised in full).

Outstanding Common Shares after Offering:	473,062,428 (477,562,428 if the over-allotment option is exercised in full).

Net Proceeds to Issuer after Underwriting Discount:	Approximately $1,075 million (approximately $1,236 million if the over-allotment option is exercised in full).

Last Sale Price of Issuer’s Common Stock on the New York Stock Exchange:	$38.61.

Public Offering Price per Share:	$37.00.

Underwriting Discount per Share:	$1.17.

Aggregate Underwriting Discount:	$35.1 million.

Selling Concession per Share:	$0.70.

Pricing Date:	January 28, 2009.

Trade Date:	January 28, 2009.

Settlement Date:	February 3, 2009.

Joint Book-Running Managers:	Citigroup Global Markets Inc. and J.P. Morgan Securities Inc.

Co-Managers:	BMO Capital Markets Corp.

Use of Proceeds:	The Issuer intends to use the net proceeds from this offering and the Convertible Notes Offering (including any proceeds resulting from any exercise by the underwriters of their over-allotment option for either offering) to fund the acquisition from AngloGold Ashanti Australia Limited of the 33.33% interest in the Boddington project in Western Australia that it does not already own, and the additional capital expenditures that will result from its increased ownership in the Boddington project, as well as for general corporate purposes. If the Acquisition is not completed, the issuer intends to use the net proceeds from this offering and the Convertible Notes Offering for general corporate purposes.
Convertible Notes Offering

Title of Securities:	3.00% Convertible Senior Notes due 2012 (the “Notes”).

Aggregate Principal Amount Offered:	$450,000,000.

Over-allotment Option:	$ 67,500,000.

Maturity Date:	February 15, 2012.

Interest:	3.00% per year, accruing from the Settlement Date.

Interest Payment Dates:	Each February 15 and August 15, beginning August 15, 2009.

Record Dates:	Each February 1 and August 1, beginning on August 1, 2009.

Price to Public:	100%.

Net Proceeds to Issuer after Underwriting Discount:	97.5%.

Conversion Premium:	25% of the Public Offering Price Per Share in the Common Stock Offering.

Conversion Price:	Approximately $46.25 per share of Issuer’s common stock, subject to adjustment.

Conversion Rate:	21.6216 shares of Issuer’s common stock per $1,000 principal amount of Notes, subject to adjustment.

CUSIP:	651639 AK2.

Pricing Date:	January 28, 2009.

Trade Date:	January 28, 2009.

Settlement Date:	February 3, 2009.

Joint Book-Running Managers:	Citigroup Global Markets Inc. and J.P. Morgan Securities Inc.

Co-Managers:	BMO Capital Markets Corp.

Use of Proceeds:	The Issuer intends to use the net proceeds from this offering and the Common Stock Offering (including any proceeds resulting from any exercise by the underwriters of their over-allotment option for either offering) to fund the acquisition from AngloGold Ashanti Australia Limited of the 33.33% interest in the Boddington project in Western Australia that it does not already own, and the additional capital expenditures that will result from its increased ownership in the Boddington project, as well as for general corporate purposes. If the Acquisition is not completed, the issuer intends to use the net proceeds from this offering and the Common Stock Offering for general corporate purposes.

Adjustment to Conversion Rate Upon Certain Make-Whole Fundamental Changes:	The number of additional shares to be added to the conversion rate with respect to conversions during the make-whole conversion period will be determined by reference to the table below and is based on the effective date of the relevant make-whole fundamental change and the “applicable price” in respect of such make-whole fundamental change.

	Stock Price
Effective Date	$37.00	$45.00	$52.50	$60.00	$67.50	$75.00	$82.50	$90.00	$97.50	$105.00	$112.50	$120.00	$127.50	$135.00

February 3, 2009	5.4054	4.1120	2.6430	1.7375	1.1604	0.7823	0.5289	0.3559	0.2360	0.1520	0.0928	0.0512	0.0228	0.0054
February 15, 2010	5.4054	3.6886	2.2006	1.3363	0.8219	0.5088	0.3143	0.1912	0.1119	0.0602	0.0267	0.0065	0.0000	0.0000
February 15, 2011	5.4054	2.9012	1.4270	0.6916	0.3318	0.1572	0.0717	0.0285	0.0060	0.0000	0.0000	0.0000	0.0000	0.0000
February 15, 2012	5.4054	0.6006	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
The exact stock prices and effective dates may not be set forth in the table above, in which case
•	If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $135.00 per share (subject to adjustment), no additional shares will be added to the conversion rate.

•	If the stock price is less than $37.00 per share (subject to adjustment), no additional shares will be added to the conversion rate. Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion of the notes exceed 27.0270 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth above under “— Conversion rate adjustments.”
If any information contained in this Pricing Term Sheet is inconsistent with information contained in the prospectus, preliminary prospectus supplement relating to the Common Stock Offering or preliminary prospectus supplement relating to the Convertible Notes Offering, the terms of this Pricing Term Sheet shall govern.
The Issuer has filed a registration statement (including a prospectus and the related preliminary prospectus supplements) with the SEC for the offerings to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement, the related preliminary prospectus supplements and other documents the Issuer has filed with the SEC for more complete information about the Issuer and these offerings. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies may be obtained from Citigroup Global Markets Inc., Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, (718) 765-6732 or from J.P. Morgan, National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, New York 11245 or by telephone at (718) 242-8002.
Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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